                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                          WSFS FINANCIAL CORPORATION
                          --------------------------
                               (Name of Issuer)

                                 Common Stock
                           par value $0.01 per share
                         ----------------------------
                        (Title of Class of Securities)

                                   929328102
                                 ------------
                                (CUSIP Number)

                              ROBERT E. SULLIVAN
                        Pillsbury Madison & Sutro LLP
                            235 Montgomery Street
                           San Francisco, CA  94194
                                (415) 983-1361
                              ------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                                August 19, 1997
                                ---------------
                         (Date of Event with Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subjected to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929328102                   13D

--------------------------------------------------------------------------------
 1. NAMES OF REPORTING PERSONS                                 Isocrates Limited
    S.S. OR I.R.S. IDENTIFICATION                                Isocrates Trust
    NO. OF ABOVE PERSON                               Sorgente Company Unlimited
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3. SEC USE ONLY
--------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                                   See Item 3
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)                                 [ ]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                  British Virgin Islands
--------------------------------------------------------------------------------
   NUMBER OF     7. SOLE VOTING POWER                                    250,000
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8. SHARED VOTING POWER
   OWNED BY     ----------------------------------------------------------------
     EACH        9. SOLE DISPOSITIVE POWER                               250,000
   REPORTING    ----------------------------------------------------------------
    PERSON      10. SHARED DISPOSITIVE POWER
     WITH
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         250,000
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                        2%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                           CO and OO

CUSIP No. 929328102                     13D                               Page 3

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) WSFS Financial Corporation ("WSFS") has advised the filing entities that as of August 8, 1997, there were issued and outstanding 12,442,339 shares of Common Stock. In addition to the previously reported transactions, between April 24, 1997 and August 19, 1997 Sorgente Company Unlimited sold 490,742 shares of Common Stock of WSFS (further described in Item 5, paragraph
(c) below). Therefore, as of the close of business on August 19, 1997, Sorgente Company Unlimited owned 250,000 shares of Common Stock of WSFS and Isocrates Limited and Isocrates Trust indirectly owned beneficially all of those shares. Such shares in the aggregate constitute 2% of the total number of shares of Common Stock outstanding. The filing entities have the sole power to vote and to dispose of all such shares of Common Stock.

     (c)  Sorgente Unlimited sold the following shares of Common Stock of WSFS:


DATE      NO. OF SHARES   AVERAGE UNIT PRICE   NET PROCEEDS
-------   -------------   ------------------   -------------
4/24/97       30,000           $11.75          $  350,688.25
4/28/97        2,000           $12.063         $   24,004.19
7/17/97       12,500           $14.395         $  179,181.50
7/18/97        5,000           $14.25          $   70,947.62
7/21/97       24,500           $14.25          $  347,643.36
7/22/97       29,000           $14.25          $  411,496.22
7/23/97       51,500           $14.405         $  738,758.22
7/24/97       34,500           $14.50          $  498,163.32
7/25/97       93,000           $14.50          $1,342,875.00
8/4/97        32,500           $14.894         $  482,088.86
8/5/97         5,000           $14.75          $   73,447.54
8/6/97         7,500           $14.583         $  108,921.10
8/8/97        25,000           $14.25          $  354,738.00
8/15/97       28,742           $14.25          $  407,835.32
8/18/97        5,000           $14.375         $   71,572.60
8/19/97      105,000           $14.375         $1,503,024.68

     (d)  Inapplicable.

     (e) As of August 19, 1997, the filing entities are no longer beneficial owners of more than 5% of this class of securities.

     Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 1997.

                                      ISOCRATES LIMITED

                                      By:     /s/ ROBERT W. WO
                                         ---------------------------
                                                Robert W. Wo
                                                  Director

                                      ISOCRATES TRUST

                                      By:     /s/ ROBERT W. WO
                                         ---------------------------
                                                Robert W. Wo
                                            Director of Isocrates
                                              Limited, Trustee

                                      SORGENTE COMPANY UNLIMITED

                                      By:     /s/ LAURENCE MOH
                                         ---------------------------
                                                Laurence Moh
                                                  Director